AMENDMENT TO
FROZEN FOOD EXPRESS INDUSTRIES, INC.
2002 INCENTIVE AND NONSTATUTORY OPTION PLAN

1.    Paragraph 2.1 of the Frozen Food Express Industries, Inc. 2002 Incentive and Nonstatutory Option Plan (the "Plan") is hereby amended by replacing the phrase "850,000 shares" in Paragraph 2.1 of the Plan with the phrase "1,700,000 shares."

This Amendment No. 1 shall become effective as of April 29, 2004.